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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*

                          Valence Technology , Inc.
                  ----------------------------------------
                              (Name of Issuer)

                                Common Stock
                  ----------------------------------------
                       (Title of Class of Securities)

                                918914-10-2
                  ----------------------------------------
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 pages

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CUSIP NO. 918914-10-2                 13G                 PAGE  2  OF  4  PAGES

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Carl E. Berg
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   /x/
                                                                      (b)   / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                              5   SOLE VOTING POWER

                                  2,871,665 shares (includes 46,668 shares
                                  of options exercisable within 60 days of
                                  December 31, 1997).
                             --------------------------------------------------
                              6   SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY                   1,222,825 shares
   OWNED BY EACH             --------------------------------------------------
 REPORTING PERSON             7   SOLE DISPOSITIVE POWER
       WITH
                                  2,871,665 shares (includes 46,668 shares
                                  of options exercisable within 60 days of
                                  December 31, 1997).
                             --------------------------------------------------
                              8   SHARED DISPOSITIVE POWER

                                  1,222,825 shares
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,094,490 shares
-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        /X/ See Item 4(b)
-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        17.4%
-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 4 pages
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ITEM 1.

         (a)  NAME OF ISSUER:
              Valence Technology, Inc.
         (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              301 Conestoga Way, Henderson, NV  89015

ITEM 2.

         (a)  NAME OF PERSON FILING:
              Carl E. Berg
         (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, BUSINESS
              RESIDENCE:
              10050 Bandley Drive
              Cupertino, CA 95014
         (c)  CITIZENSHIP:
              U.S.A.
         (d)  TITLE OF CLASS SECURITIES:
              Common Stock
         (e)  CUSIP NUMBER:
              918914-10-2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)  / /  Broker or Dealer registered under Section 15 of the Act
         (b)  / /  Bank as defined in section 3(a)(6) of the Act
         (c)  / /  Insurance Company as defined in section 3(a)19) of the Act
         (d) / / Investment Company registered under section 8 of the Investment Company Act
         (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
         (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
         (h)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.   OWNERSHIP

         (a)  AMOUNT BENEFICIALLY OWNED:
              4,094,490 shares (includes 46,668 shares of the options exercisable within 60 days of December 31, 1997).
         (b)  PERCENT OF CLASS:
              17.4% (based on 23,765,968 shares outstanding as of December 31, 1997), includes 46,668 shares of the options exercisable within 60 days of December 31, 1997; 150,000 shares held by Mr. Berg; 1,222,825 shares held by Baccarat Electronics, Inc., of which Mr. Berg is President and principal stockholder; 2,499,997 shares held by Baccarat Development Partnership for which Mr. Berg serves as the President of the corporate general partner; 105,000 shares held by Berg & Berg Enterprises, Inc. and 70,000 shares held by Berg & Berg Profit Sharing Plan U/A 1/1/80 FBO Carl E. Berg Basic Transfer, Carl E. Berg, Trustee. Does not include 80,000 shares held in trust for Mr. Berg's children. Mr. Berg is not a trustee of the trust and he disclaims beneficial ownership of shares which are deemed to be outstanding for purposes of calculating beneficial ownership.
         (c)  Number of shares as to which such person has:
               (i) sole power to vote or to direct the vote: 2,871,665
                   shares (includes 46,668 shares of the options exercisable within 60 days of December 31, 1997).
              (ii) shared power to vote or to direct the vote:  1,222,825 shares
             (iii) sole power to dispose or to direct the disposition of:
                   2,871,665 shares (includes 46,668 shares of the options exercisable within 60 days of December 31, 1997).
              (iv) shared power to dispose or to direct the disposition of:
                   1,222,825 shares

                              Page 3 of 4 pages

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ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               Not Applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
               Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:
               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF A GROUP:
               Not Applicable

ITEM 10.       CERTIFICATION:
               Not Applicable


                                     SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1998


                                                 /s/ Carl E. Berg
                                       ---------------------------------------
                                                      Signature


                                                 Carl E. Berg/Director
                                       ---------------------------------------
                                                      Name/Title


                              Page 4 of 4 pages